**UNITED STATES BANKRUPTCY COURT**
**DISTRICT OF DELAWARE**

In re: Touch America Purchasing Company, LLC          Case No.          03-11918 (KJC)
                                                      Reporting Period: June 20, 2003 - July 31, 2003

**MONTHLY OPERATING REPORT**
File with Court and submit copy to United States Trustee within 20 days after end of month

Submit copy of report to any official committee appointed in the case.

| REQUIRED DOCUMENTS | Form No. | Document Attached | Explanation Attached |
|---|---|---|---|
| Schedule of Cash Receipts and Disbursements | MOR-1 | X | |
| Bank Reconciliation (or copies of debtor's bank reconciliations) | MOR-1 (CON'T) | X | |
| Copies of bank statements | | X | |
| Cash disbursements journals | | X | |
| Statement of Operations | MOR-2 | X | |
| Balance Sheet | MOR-3 | X | |
| Status of Postpetition Taxes | MOR-4 | X | |
| Copies of IRS Form 6123 or payment receipt | | | |
| Copies of tax returns filed during reporting period | | X | |
| Summary of Unpaid Postpetition Debts | MOR-4 | X | |
| Listing of aged accounts payable | | | |
| Accounts Receivable Reconciliation and Aging | MOR-5 | X | |
| Debtor Questionnaire | MOR-5 | X | |

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents
are true and correct to the best of my knowledge and belief.


_____
Signature of Debtor                                      Date


_____
Signature of Joint Debtor                                Date


/s/ J.P.Pederson                                         September 9, 2003
Signature of Authorized Individual*                      Date


J. P. Pederson                                           Vice Chairman and CFO
Printed Name of Authorized Individual                    Title of Authorized Individual


*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor
is a partnership; a manager or member if debtor is a limited liability company.

FORM MOR
(9/99)

In re: Touch America Purchasing Company, LLC
Debtor

Case No. 03-11918 (KJC)
Reporting Period: 06/20/03 thru 07/31/03

# SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition was filed. The amounts reported in the "CURRENT MONTH - ACTUAL" column must equal the sum of the four bank account columns. The amounts reported in the "PROJECTED" columns should be taken from the SMALL BUSINESS INITIAL REPORT (FORM IR-1) . Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed in the disbursements journal must equal the total disbursements reported on this page. A bank reconciliation must be attached for each account. [See MOR-1 (CON'T)]

| | BANK ACCOUNTS | | | | CURRENT MONTH | | CUMULATIVE FILING TO DATE | |
|---|---|---|---|---|---|---|---|---|
| | OPER. | GENERAL | TAX | OTHER | ACTUAL | PROJECTED | ACTUAL | PROJECTED |
| **CASH BEGINNING OF MONTH** | -5,315.18 | 8,449.18 | | | 3,134.00 | | 3,134.00 | |
| **RECEIPTS** | | | | | | | | |
| CASH SALES | | | | | 0.00 | | 0.00 | |
| ACCOUNTS RECEIVABLE | | | | | 0.00 | | 0.00 | |
| LOANS AND ADVANCES | | | | | 0.00 | | 0.00 | |
| SALE OF ASSETS | | | | | 0.00 | | 0.00 | |
| OTHER (ATTACH LIST)(A) | 32,084.77 | | | | 32,084.77 | | 32,084.77 | |
| TRANSFERS (FROM DIP ACCTS) | | | | | 0.00 | | 0.00 | |
| Transfer from TA | | 61,767.59 | | | 61,767.59 | | 61,767.59 | |
| **TOTAL RECEIPTS** | 32,084.77 | 61,767.59 | | | 93,852.36 | | 93,852.36 | |
| **DISBURSEMENTS** | | | | | | | | |
| NET PAYROLL | | | | | 0.00 | | 0.00 | |
| PAYROLL TAXES | | | | | 0.00 | | 0.00 | |
| SALES, USE, & OTHER TAXES | | 199,224.81 | | | 199,224.81 | | 199,224.81 | |
| INVENTORY PURCHASES | | | | | 0.00 | | 0.00 | |
| SECURED/ RENTAL/ LEASES | | | | | 0.00 | | 0.00 | |
| INSURANCE | | | | | 0.00 | | 0.00 | |
| ADMINISTRATIVE | | | | | 0.00 | | 0.00 | |
| SELLING | | | | | 0.00 | | 0.00 | |
| OTHER | 1,767.59 | 75.00 | | | 1,842.59 | | 1,842.59 | |
| Transfer to TA | 25,000.00 | 33,000.00 | | | 58,000.00 | | 58,000.00 | |
| OWNER DRAW * | | | | | 0.00 | | 0.00 | |
| TRANSFERS (TO DIP ACCTS) | | | | | 0.00 | | 0.00 | |
| Reconciling items Sub Acct | 2.00 | -18,011.39 | | | -18,009.39 | | -18,009.39 | |
| PROFESSIONAL FEES | | | | | 0.00 | | 0.00 | |
| U.S. TRUSTEE QUARTERLY FEES | | | | | 0.00 | | 0.00 | |
| COURT COSTS | | | | | 0.00 | | 0.00 | |
| **TOTAL DISBURSEMENTS** | 26,769.59 | 214,288.42 | | | 241,058.01 | | 241,058.01 | |
| | | | | | 0.00 | | | |
| NET CASH FLOW (RECEIPTS LESS DISBURSEMENTS) | 5,315.18 | -152,520.83 | | | -147,205.65 | | -147,205.65 | |
| | | | | | 0.00 | | | |
| **CASH - END OF MONTH** | 0.00 | -144,071.65 | | | -144,071.65 | | -144,071.65 | |

* COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

## THE FOLLOWING SECTION MUST BE COMPLETED

| DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES: (FROM CURRENT MONTH ACTUAL COLUMN) | |
|---|---|
| **TOTAL DISBURSEMENTS** | 241,058.01 |
| LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS | 58,000.00 |
| PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts) | 0.00 |
| **TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES** | 183,058.01 |

FORM MOR-1
(9/99)

**(A) Outstanding checks were voided.**

In re: Touch America Purchasing Company, LLC
Debtor

Case No.03-11918 (KJC)
Reporting Period:06/20/03 thru 07/31/03

## BANK RECONCILIATIONS

**Continuation Sheet for MOR-1**

A bank reconciliation must be included for each bank account. The debtor's bank reconciliation may be substituted for this page.

| | Operating # 150080666095 | General #150095586569 | Tax # | Other # |
|---|---|---|---|---|
| **BALANCE PER BOOKS** | 0.00 | -144,071.65 | | |
| | | | | |
| BANK BALANCE | 0.00 | 15,554.74 | | |
| (+) DEPOSITS IN TRANSIT (ATTACH LIST) | | 0.00 | | |
| (-) OUTSTANDING CHECKS (ATTACH LIST) | | 176,720.22 (B) | | |
| OTHER (ATTACH EXPLANATION) | | 17,093.83 (C) | | |
| ADJUSTED BANK BALANCE * | 0.00 | -144,071.65 | | |

* Adjusted bank balance must equal balance per books

**DEPOSITS IN TRANSIT**

| Date | Amount | Date | Amount | Date | Amount | Date | Amount |
|---|---|---|---|---|---|---|---|
| | | | | | | | |

**CHECKS OUTSTANDING**

| Ck. # | Amount | Ch. # | Amount | Ck. # | Amount | Ck. # | Amount |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | **(B) Please see outstanding** | | | | | |
| | | **checks TPC 6569** | | | | | |
| | | **( C) Reconciling items** | | | | | |
| | | **not cleared.** | | | | | |

OTHER

**In re: Touch America Purchasing Company, LLC**
      **Debtor**

**Case No.03-11918 (KJC)**
**Reporting Period:06/20/03 thru 07/31/03**

| TAmer Purchasing Co LLC | Check Register | Time 11.16.06   Date 08/19/2003 |
|---|---|---|
| Butte | Paying company code TPC | RFCHKN00/00067537 Page      1 |

| | | |
|---|---|---|
| Bank | USB01  US BANK, NA MT | ST PAUL |
| Bank key | 92900383 | |
| Acct number | GEN01 150095586569 | |

**Touch America Purchasing Account #6569 - Outstanding Checks as of 07/31/03**

| | | | | | |
|---|---|---|---|---|---|
| 30020200 | 200010848 | 7/2/2003 | USD | 1,267.80 | IDAHO STATE TAX COMMISSION |
| 30020201 | 200010849 | 7/2/2003 | USD | 6,266.03 | ILLINOIS DEPARTMENT OF REVENUE |
| 30020202 | 200010850 | 7/2/2003 | USD | 52,125.00 | BOARD OF EQUALIZATION |
| 30020203 | 200010851 | 7/2/2003 | USD | 15,561.00 | COLORADO DEPARTMENT OF REVENUE |
| 30020204 | 200010852 | 7/2/2003 | USD | 1,408.36 | CITY AND COUNTY OF DENVER |
| 30020206 | 200010853 | 7/3/2003 | USD | 3,511.19 | COMPTROLLER OF PUBLIC ACCOUNTS |
| 30020207 | 200010854 | 7/3/2003 | USD | 448 | MINNESOTA DEPARTMENT OF REVENU |
| 30020208 | 200010855 | 7/3/2003 | USD | 7,068.31 | STATE OF WASHINGTON |
| 30020210 | 200010859 | 7/21/2003 | USD | 1,281.12 | COMPTROLLER OF PUBLIC ACCOUNTS |
| 30020211 | 200010860 | 7/21/2003 | USD | 2,121.00 | COLORADO DEPARTMENT OF REVENUE |
| 30020212 | 200010861 | 7/21/2003 | USD | 2,786.55 | IOWA DEPARTMENT OF REVENUE |
| 30020213 | 200010862 | 7/21/2003 | USD | 33.74 | MINNESOTA DEPARTMENT OF REVENU |
| 30020214 | 200010863 | 7/21/2003 | USD | 373.64 | IDAHO STATE TAX COMMISSION |
| 30020215 | 200010864 | 7/21/2003 | USD | 621.48 | ILLINOIS DEPARTMENT OF REVENUE |
| 30020216 | 200010865 | 7/21/2003 | USD | 11.43 | CITY OF GOLDEN |
| 30020217 | 200010866 | 7/21/2003 | USD | 78.68 | CITY AND COUNTY OF DENVER |
| 30020219 | 200010867 | 7/21/2003 | USD | 2,212.52 | COMPTROLLER OF PUBLIC ACCOUNTS |
| 30020220 | 200010868 | 7/21/2003 | USD | 3,663.00 | COLORADO DEPARTMENT OF REVENUE |
| 30020221 | 200010869 | 7/21/2003 | USD | 4,812.45 | IOWA DEPARTMENT OF REVENUE |
| 30020222 | 200010870 | 7/21/2003 | USD | 58.26 | MINNESOTA DEPARTMENT OF REVENU |
| 30020223 | 200010871 | 7/21/2003 | USD | 645.29 | IDAHO STATE TAX COMMISSION |
| 30020224 | 200010872 | 7/21/2003 | USD | 1,073.32 | ILLINOIS DEPARTMENT OF REVENUE |
| 30020225 | 200010873 | 7/21/2003 | USD | 19.73 | CITY OF GOLDEN |
| 30020226 | 200010874 | 7/21/2003 | USD | 135.89 | CITY AND COUNTY OF DENVER |
| 30020228 | 200010875 | 7/24/2003 | USD | 3,401.00 | BOARD OF EQUALIZATION |
| 30020229 | 200010876 | 7/24/2003 | USD | 3,697.73 | STATE OF WASHINGTON |
| 30020231 | 200010877 | 7/24/2003 | USD | 1,970.00 | BOARD OF EQUALIZATION |
| 30020232 | 200010878 | 7/24/2003 | USD | 2,141.10 | STATE OF WASHINGTON |
| 30020234 | 200010879 | 7/31/2003 | USD | 592.26 | NORTH DAKOTA STATE TAX COMMISS |
| 30020235 | 200010880 | 7/31/2003 | USD | 33,255.60 | UTAH STATE TAX COMMISSION |
| 30020236 | 200010881 | 7/31/2003 | USD | 36,892.34 | WYOMING DEPARTMENT OF REVENUE |
| 30020237 | 200010882 | 7/31/2003 | USD | 44.6 | BOARD OF EQUALIZATION |
| 30020239 | 200010883 | 7/31/2003 | USD | 80.76 | NORTH DAKOTA STATE TAX COMMISS |
| 30020240 | 200010884 | 7/31/2003 | USD | 4,534.86 | UTAH STATE TAX COMMISSION |
| 30020241 | 200010885 | 7/31/2003 | USD | 5,030.77 | WYOMING DEPARTMENT OF REVENUE |

| | | |
|---|---|---|
| Total | USD | 199,224.81 |
| Less July Clearings Not Posted | | (22,504.59) |
| Total Outstanding Checks 07/31/03 | | 176,720.22 |

**In re: Touch America Purchasing Company, LLC** | **Case No.** 03-11918 (KJC)
**Reporting Period.:** June 20, 2003 - July 31, 2003

## STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

| REVENUES | Month | Cumulative Filing to Date |
|---|---|---|
| Gross Revenues - Intercompany | 2,457,376.89 | 2,457,376.89 |
| Less: Returns and Allowances | | |
| Net Revenue | 2,457,376.89 | 2,457,376.89 |
| **COST OF GOODS SOLD** | | |
| Beginning Inventory | | |
| Add: Purchases | | |
| Add: Cost of Labor | | |
| Add: Other Costs (attach schedule) | | |
| Less: Ending Inventory | | |
| Cost of Goods Sold - Intercompany | 678,284.59 | 678,284.59 |
| Gross Profit | 1,779,092.30 | 1,779,092.30 |
| **OPERATING EXPENSES** | | |
| Advertising | | |
| Auto and Truck Expense | | |
| Bad Debts | | |
| Contributions | | |
| Employee Benefits Programs | | |
| Insider Compensation* | | |
| Insurance | | |
| Management Fees/Bonuses | | |
| Office Expense | | |
| Pension & Profit-Sharing Plans | | |
| Repairs and Maintenance | | |
| Rent and Lease Expense | | |
| Salaries/Commissions/Fees | | |
| Supplies | | |
| Taxes - Payroll | | |
| Taxes - Real Estate | | |
| Taxes - Other | | |
| Travel and Entertainment | | |
| Utilities | | |
| Intercompany Management fees - Touch America, Inc. | 2,668.93 | 2,668.93 |
| Total Operating Expenses Before Depreciation | 2,668.93 | 2,668.93 |
| Depreciation/Depletion/Amortization | 275,939.16 | 275,939.16 |
| Net Profit (Loss) Before Other Income & Expenses | 1,500,484.21 | 1,500,484.21 |
| **OTHER INCOME AND EXPENSES** | | |
| Interest Income - Intercompany (Touch America, Inc.)**(A)** | 71,573.49 | 71,573.49 |
| Interest Expense | | |
| Other Expense (attach schedule) | | |
| Net Profit (Loss) Before Reorganization Items | 1,572,057.70 | 1,572,057.70 |
| **REORGANIZATION ITEMS** | | |
| Professional Fees | | |
| U. S. Trustee Quarterly Fees | 500.00 | 500.00 |
| Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet) | | |
| Gain (Loss) from Sale of Equipment | | |
| Other Reorganization Expenses (attach schedule) | | |
| Total Reorganization Expenses | 500.00 | 500.00 |
| Income Taxes | | |
| Net Profit (Loss) | 1,571,557.70 | 1,571,557.70 |

*"Insider" is defined in 11 U.S.C. Section 101(31).

**(A) Interest expense calculated for income tax purposes.**

FORM MOR-2
(9/99)

**STATEMENT OF OPERATIONS - continuation sheet**

| BREAKDOWN OF "OTHER" CATEGORY | Month | Cumulative Filing to Date |
|---|---|---|
| **Other Costs** | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| **Other Operational Expenses** | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| **Other Income** | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| **Other Expenses** | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| **Other Reorganization Expenses** | | |
| | | |
| | | |
| | | |
| | | |
| | | |

**Reorganization Items - Interest Earned on Accumulated Cash from Chapter 11:**
Interest earned on cash accumulated during the chapter 11 case, which would not have been earned but for the bankruptcy proceeding, should be reported as a reorganization item.

**In re : Touch America Purchasing Company, LLC.**
Debtor

**Case No. 03-11918 (KJC)**
**Reporting Period: July 31, 2003**

# BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

| ASSETS | BOOK VALUE AT END OF CURRENT REPORTING MONTH | BOOK VALUE ON PETITION DATE |
|---|---|---|
| CURRENT ASSETS | | |
| Unrestricted Cash and Equivalents | -144,071.65 | 3,134.00 |
| Restricted Cash and Cash Equivalents (see continuation sheet) | 0.00 | 0.00 |
| Accounts Receivable (Net) (A) | 456,727.02 | 456,727.02 |
| Accounts Receivable (Net) -additional prepetition receivables | 5,634.00 | 5,634.00 |
| Notes Receivable | 0.00 | 0.00 |
| Accounts Receivable - Intercompany (A) | 404,246,095.64 | 401,531,272.31 |
| Inventories | 0.00 | 0.00 |
| Prepaid Expenses (C) | 41,874.87 | 41,874.87 |
| Professional Retainers | 0.00 | 0.00 |
| Other Current Assets (attach schedule) | 0.00 | 0.00 |
| TOTAL CURRENT ASSETS | $404,606,259.88 | $402,038,642.20 |
| PROPERTY AND EQUIPMENT | | |
| Real Property and Improvements | 0.00 | 0.00 |
| Communications Equipment | 25,254,396.30 | 25,254,396.30 |
| Furniture, Fixtures and Office Equipment | 0.00 | 0.00 |
| Leasehold Improvements | 0.00 | 0.00 |
| Vehicles | 0.00 | 0.00 |
| Fiber Optic Network | 6,460.33 | 6,460.33 |
| Construction Work in Progress | 29,647,759.02 | 30,326,043.61 |
| Less Accumulated Depreciation | -11,604,621.34 | -11,328,682.18 |
| TOTAL PROPERTY & EQUIPMENT | $43,303,994.31 | $44,258,218.06 |
| OTHER ASSETS | | |
| Loans to Insiders* | $ - | 0.00 |
| Other Assets (attach schedule) | 0.00 | 0.00 |
| TOTAL OTHER ASSETS | $ - | $0.00 |
| | | |
| TOTAL ASSETS | $447,910,254.19 | $446,296,860.26 |

| LIABILITIES AND OWNER EQUITY | BOOK VALUE AT CURRENT REPORT | BOOK VALUE ON PETITION DATE |
|---|---|---|
| LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition) | | |
| Accounts Payable | 425.00 | 0.00 |
| Accounts Payable - Intercompany | 64,436.52 | 0.00 |
| Taxes Payable (refer to FORM MOR-4) | 131,552.22 | 0.00 |
| Wages Payable | 0.00 | 0.00 |
| Notes Payable | 0.00 | 0.00 |
| Rent / Leases - Building/Equipment | 0.00 | 0.00 |
| Secured Debt / Adequate Protection Payments | 0.00 | 0.00 |
| Professional Fees | 0.00 | 0.00 |
| Amounts Due to Insiders* | 0.00 | 0.00 |
| Other Postpetition Liabilities (attach schedule) | | 0.00 |
| TOTAL POSTPETITION LIABILITIES | $196,413.74 | $0.00 |
| LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition) | | |
| Secured Debt | 13,867,443.23 | 13,867,443.23 |
| Priority Debt | 0.00 | 0.00 |
| Unsecured Debt priority debt | 629.29 | 629.29 |
| Unsecured Debt - reconciling item (B) | 2,848.69 | 2,848.69 |
| Unsecured Debt - intercompany | 493,640,828.72 | 493,640,828.72 |
| Unsecured Debt - intercompany- additional prepetition activity | | 0.00 |
| Unsecured Debt | 12,172,537.44 | 12,172,537.44 |
| Unsecured Debt - additional prepetition debt (D) | 936,295.17 | 945,968.60 |
| Unsecured Debt - income taxes payable | -4,654,184.00 | -4,654,184.00 |
| Unsecured Debt - sales & use and other taxes | 3,871,654.77 | 4,016,558.85 |
| Unsecured Debt - intercompany deferred revenue | 10,960,284.61 | 10,960,284.61 |
| TOTAL PRE-PETITION LIABILITIES | $530,798,337.92 | 530,952,915.43 |
| | | |
| TOTAL LIABILITIES | $530,994,751.66 | $530,952,915.43 |
| OWNER EQUITY | | |
| Capital Stock | 0.00 | 0.00 |
| Additional Paid-In Capital | 0.00 | 0.00 |
| Partners' Capital Account | 0.00 | 0.00 |
| Owner's Equity Account | 0.00 | 0.00 |
| Retained Earnings - Pre-Petition | -84,656,055.17 | -84,656,055.17 |
| Retained Earnings - Postpetition | 1,571,557.70 | 0.00 |
| Adjustments to Owner Equity (attach schedule) | 0.00 | 0.00 |
| Postpetition Contributions (Distributions) (Draws) (attach schedule) | 0.00 | 0.00 |
| NET OWNER EQUITY | ($83,084,497.47) | ($84,656,055.17) |
| | | |
| TOTAL LIABILITIES AND OWNERS' EQUITY | 447,910,254.19 | 446,296,860.26 |

FORM MOR-3
(9/99)

*"Insider" is defined in 11 U.S.C. Section 101(31). $0.00

**(A)-$189,607 of intercompany receivables was erroneously included as Accounts Receivabl** 0.00
**Accounts Receivable-Intercompany in the original 6/19 filing.** $0.00
**(B)-Reconciling amount for uncleared items. No specific creditor identified.**
**(C) Original prepetition amount was reported as $45,375, which included vendor payments of $3,500 which have no value.**
**(D) This amount represents prepetition activity (accrual estimates) that was not included on the Initial Bankruptcy Schedules as filed.**
**No specific creditors have been identified.**
**This amount includes $32,084.77 of uncleared checks which have been cancelled and reclassified as unsecured debt - accounts payable.**

In re : Touch America Purchasing Company, LLC.
Debtor

Case No. 03-11918 (KJC)
Reporting Period: July 31, 2003

## BALANCE SHEET - continuation sheet

| ASSETS | | BOOK VALUE AT END CURRENT REPORTING M | OOK VALUE ON PETITION DATE |
|---|---|---|---|
| Other Current Assets | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| Other Assets | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| **LIABILITIES AND OWNER EQUITY** | | **BOOK VALUE AT END CURRENT REPORTING M** | **OOK VALUE ON PETITION DATE** |
| Other Postpetition Liabilities | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| Adjustments to Owner Equity | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| Postpetition Contributions (Distributions) (Draws) | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |

Restricted Cash: cash that is restricted for a specific use and not available to fund operations. Typically, restricted cash is segregated into a separate account, such as an escrow account.

FORM MOR-3 (CON'T)
(9/99)

**In re: Touch America Purchasing Company, LLC** Debtor

**Case No.** 03-11918 (KJC)
**Reporting Peric** 06/20/03 - 07/31/03

## STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

| | Beginning Tax Liability | Amount Withheld or Accrued | Amount Paid | Date Paid | Check No. or EFT | Ending Tax Liability | |
|---|---|---|---|---|---|---|---|
| **Federal** | | | | | | | |
| Withholding | - | - | - | | | - | |
| FICA-Employee | - | - | - | | | - | |
| FICA-Employer | - | - | - | | | - | |
| Unemployment | - | - | - | | | - | |
| Income | - | - | - | | | - | |
| Other:____________ | - | | | | | | |
| Total Federal Taxes | - | - | - | | | - | |
| **State and Local** | | | | | | | |
| Withholding | - | - | - | | | - | |
| Sales and Use Taxes including Telecon Trans | 0 | 185,872.95 | -54,320.73 | | | 131,552.22 | (a) |
| Excise | - | | | | | | |
| Unemployment | - | - | - | | | - | |
| Real Property | - | | | | | | |
| Personal Property | - | | | | | | |
| Other: __CO OCCUPATIONAL TAX_____________ | - | - | - | | | - | |
| Total State and Local | - | 185,872.95 | (54,320.73) | | | 131,552.22 | |
| **Total Taxes** | - | 185,872.95 | (54,320.73) | | | 131,552.22 | |

## SUMMARY OF UNPAID POSTPETITION DEBTS

Attach aged listing of accounts payable.

| | | Number of Days Past Due | | | | |
|---|---|---|---|---|---|---|
| | Current | 0-30 | 31-60 | 61-90 | Over 90 | Total |
| Accounts Payable | 175.00 | 250.00 | 0.00 | 0.00 | 0.00 | 425.00 |
| Wages Payable | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Taxes Payable | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Rent/Leases-Building | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Land - Easement | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Secured Debt/Adequate Protection Payments | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Professional Fees | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Amounts Due to Insiders* | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Other:______________________ | | | | | | |
| Other:______________________ | | | | | | |
| **Total Postpetition Debts** | 175 | 250.00 | 0.00 | 0.00 | 0.00 | 425 |

**Explain how and when the Debtor intends to pay any past-due postpetition debts.**

**(a) This represents tax accruals for numerous taxing jurisdictions.**

*"Insider" is defined in 11 U.S.C. Section 101(31).

FORM MOR-4
(9/99)

In re Touch America Purchasing Company, LLC
Debtor

Case No. 03-11918 (KJC)
Reporting Period: July 31, 2003

| Text | Account | Doc.no. | Doc. type | Pstg. date | Amount |
|---|---|---|---|---|---|
| Wyoming Sales/Use Tax | 252100 | 10000992 | PP | 20030731 | 5,030.77 |
| Utah Sales and Use Tax | 252100 | 10000994 | PP | 20030731 | 4,534.86 |
| North Dakota Sales and Use Tax | 252100 | 10000996 | PP | 20030731 | 80.76 |
| Denver Sales and Use Tax | 252100 | 10000963 | PP | 20030721 | 78.68 |
| City of Golden Sale and Use Tax | 252100 | 10000965 | PP | 20030721 | 11.43 |
| Colorado Sales and Use Tax | 252100 | 10000967 | PP | 20030721 | 2,121.00 |
| Idaho Sales and Usse Tax | 252100 | 10000969 | PP | 20030721 | 373.64 |
| Illinois Sales and Use Tax Return | 252100 | 10000971 | PP | 20030721 | 621.48 |
| Iwoa Retailer's use Tax | 252100 | 10000973 | PP | 20030721 | 2,786.55 |
| Minnesota Sale and Use Tax | 252100 | 10000975 | PP | 20030721 | 33.74 |
| Texas Sales and Use Tax | 252100 | 10000977 | PP | 20030721 | 1,281.12 |
| Californa Sales and Use Tax | 252100 | 10000979 | PP | 20030724 | 1,970.00 |
| Washington Combined Excixe Tax | 252100 | 10000980 | PP | 20030724 | 2,141.10 |
| | | | | | 21,065.13 |
| Utah Sales and Use Tax | 252300 | 10000993 | PP | | 33,255.60 |
| | | | | | 54,320.73 |

In re: Touch America Purchasing Company, LLC
Debtor

Case No. 03-11918 (KJC)
Reporting Peric 06/20/03 - 07/31/03

| VEN # | VENDOR NAME | AMOUNT | INVOICE DATE | CO | Item text | CURRENT | 0-30 | STATUS |
|---|---|---|---|---|---|---|---|---|
| | U.S. TRUSTEE | 500.00 | | | **ACCRUAL** | 250.00 | 250.00 | |
| | CASH CLEARING | (75.00) | | | | (75.00) | | |
| | **TOTAL** | **425.00** | | | | **175.00** | **250.00** | |

**ACCOUNTS RECEIVABLE RECONCILIATION AND AGING**

| Accounts Receivable Reconciliation | Amount |
|---|---|
| Total Accounts Receivable at the beginning of the reporting period | 462,361.02 |
| + Amounts billed during the period | |
| - Amounts collected during the period | |
| Total Accounts Receivable at the end of the reporting period | 462,361.02 |

| Accounts Receivable Aging | Amount |
|---|---|
| 0 - 30 days old | |
| 31 - 60 days old | |
| 61 - 90 days old | |
| 91+ days old | 462,361.02 |
| Total Accounts Receivable | 462,361.02 |
| Amount considered uncollectible (Bad Debt) | |
| Accounts Receivable (Net) | 462,361.02 |

**DEBTOR QUESTIONNAIRE**

| Must be completed each month | Yes | No |
|---|---|---|
| 1. Have any assets been sold or transferred outside the normal course of business this reporting period?  If yes, provide an explanation below. | | X |
| 2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period?  If yes, provide an explanation below. | | X |
| 3. Have all postpetition tax returns been timely filed?  If no, provide an explanation below. | X | |
| 4. Are workers compensation, general liability and other necessary insurance coverages in effect?  If no, provide an explanation below. | X | |

FORM MOR-5
(9/99)